EXHIBIT 12(b)

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Three Months Ended
	March 31
	2009	2008
FIXED CHARGES
Interest expense	$34.2	$44.8
Facility and equipment rental	.5	.6

TOTAL FIXED CHARGES	$34.7	$45.4

EARNINGS
Income before taxes	$17.3	$24.9
Depreciation	29.4	23.6
	46.7	48.5

FIXED CHARGES	34.7	45.4

EARNINGS AS DEFINED	$81.4	$93.9

RATIO OF EARNINGS TO FIXED CHARGES	2.35X	2.07X